

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2010

Walter D. Bay
Vice President, General Counsel and Secretary
Arthur J. Gallagher & Co.
Two Pierce Place
Itasca, IL 60143-3141

     Re: **Arthur J. Gallagher & Co.**
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Definitive Proxy Statement filed March 29, 2010
             Form 10-Q for the Quarterly Period Ended March 31, 2010
             File Number: 001-09761

Dear Mr. Bay:

     We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Jeffrey Riedler
                    Assistant Director